UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  11)*

American Strategic Investment Co.
(Name of Issuer)

Class A common stock, $0.01 par value per share
(Title of Class of Securities)

649439205
(CUSIP Number)

Michael R. Anderson General Counsel Bellevue Capital Partners, LLC 222 Bellevue Avenue Newport, RI 02840 212-415-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 649439205	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON Bellevue Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 780,208
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 780,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON AR Global Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 275,351
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 275,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON American Realty Capital III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 275,351
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 275,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON New York City Special Limited Partnership, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 275,351
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 275,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON New York City Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 275,351
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 275,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON Nicholas S. Schorsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 806,767
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 806,767
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,767
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 649439205	SCHEDULE 13D	Page 8 of 12

1	NAME OF REPORTING PERSON Edward M. Weil, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,887
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,887
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 649439205	SCHEDULE 13D	Page 9 of 12

Item 1. Security and Issuer.

This Amendment No. 11 (the “Amendment”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 11, 2022 relating to the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of American Strategic Investment Co. (f/k/a New York City REIT, Inc.), a Maryland corporation (the “Issuer”), as subsequently amended (the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by inserting the following information:

On January 23, 2023, the Company commenced an offering of shares of its Class A Common Stock, through a rights offering (the “Rights Offering”) pursuant to which the Company distributed non-transferable rights (the “Subscription Rights”) to its stockholders of record as of 5:00 p.m., Eastern Time, on January 12, 2023, to purchase 0.20130805 of a share of Common Stock for every Subscription Right held at a subscription price of $12.95 per whole share. Stockholders who fully exercised their Subscription Rights were entitled to subscribe for additional shares that remained unsubscribed as a result of any unexercised Subscription Rights, subject to certain terms and conditions. On February 27, 2023, the Company announced that it had completed the Rights Offering.

In the Rights Offering, on February 27, 2023, (i) Bellevue Capital Partners purchased 238,097 shares of Class A Common Stock, (ii) New York City Advisors purchased 129,859 shares of Class A Common Stock, (iii) Nicholas S. Schorsch purchased 11,571 shares of Class A Common Stock, and (iv) Edward M. Weil, Jr. purchased 1,361 shares of Class A Common Stock.

CUSIP No. 649439205	SCHEDULE 13D	Page 10 of 12

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by incorporating by reference the information set forth in Item 3 above.

Item 5. Interest in Securities of the Issuer.

On January 11, 2023, the Company completed a previously announced reverse stock split of the Common Stock at a ratio of 1-for-8 (the “Reverse Stock Split”). The Reverse Stock Split took effect at 5:00 p.m. Eastern Time on January 11, 2023 and automatically converted each share of Common Stock outstanding at that time into 0.125 shares of Common Stock. Fractional shares of Common Stock that would otherwise have resulted from the Reverse Stock Split were settled by cash payment, calculated on the basis of the closing trading price of the Common Stock (as adjusted for the Reverse Stock Split) on January 11, 2023 on the NYSE multiplied by such fraction. The share ownership numbers in this Amendment give effect to the Reverse Stock Split.

Item 5 of the Schedule 13D is amended and supplemented by incorporating by reference the information set forth in boxes (11) and (13) of the cover pages to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 2,304,058 outstanding shares of Class A Common Stock as of February 27, 2023.

CUSIP No. 649439205	SCHEDULE 13D	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2023

BELLEVUE CAPITAL PARTNERS, LLC

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: General Counsel

Dated: March 1, 2023

AR GLOBAL INVESTMENTS, LLC

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: General Counsel

Dated: March 1, 2023

AMERICAN REALTY CAPITAL III, LLC

By:	AR GLOBAL INVESTMENTS, LLC, its sole member

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: General Counsel

Dated: March 1, 2023

NEW YORK CITY SPECIAL LIMITED PARTNERSHIP, LLC

By:	AMERICAN REALTY CAPITAL III, LLC, its sole member

By:	AR GLOBAL INVESTMENTS, LLC, its sole member

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: General Counsel

CUSIP No. 649439205	SCHEDULE 13D	Page 12 of 12

Dated: March 1, 2023

NEW YORK CITY ADVISORS, LLC

By:	/s/ Edward M. Weil, Jr.
Name: Edward M. Weil, Jr. Title: Chief Executive Officer

Dated: March 1, 2023

NICHOLAS S. SCHORSCH

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson, as Attorney-in-Fact

Dated: March 1, 2023

EDWARD M. WEIL, JR.

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson, as Attorney-in-Fact